UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

October 18, 2019

Pan American Silver Corp.

(Exact name of registrant as specified in its charter)

1500-625 HOWE STREET

VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

000-13727

(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: October 18, 2019	By:	/s/ “Delaney Fisher”
Delaney Fisher
Vice President, Legal Affairs and Corporate Secretary

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EXHIBIT LIST

Exhibit	Description
99.1	NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada, dated March 27, 2015
99.2	Consent of Eric Kallio
99.3	Consent of Natasha Vaz

Cautionary Note to U.S. Investors Concerning Estimates of

Measured, Indicated and Inferred Resources

The NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada, included as Exhibit 99.1 hereto (the “Technical Report”), has been prepared in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the Technical Report uses the terms “measured resources,” “indicated resources” and “inferred resources.” U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for the identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Registrant in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in the Technical Report may not be comparable with information made public by companies that report in accordance with U.S. standards.

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